AIR INDUSTRIES GROUP
360 Motor Parkway, Suite 100
Hauppauge, NY 11788

June 29, 2017

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:	Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

Re:	Air Industries Group Registration Statement on Form S-1 File No. 333-217582

Ladies and Gentlemen:

        We hereby withdraw our request for the acceleration of the effectiveness of our Registration Statement on Form S-1 (Registration No. 333-217582), as amended.

Respectfully submitted,

/s/ Peter D. Rettaliata
Peter D. Rettaliata
Chief Executive Officer

cc: Nolan McWilliams